

CAN-FITE BioPharma Ltd.

Can-Fite Presentation – September 2015

Forward Looking Statement

This presentation contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the Tel-Aviv Stock Exchange.

Company Profile

- **Advanced clinical stage drug development company**
  - Phase II and Phase II/III clinical studies
- **Small molecule drugs**
  - Autoimmune Inflammatory diseases
  - Cancer
  - Sexual Dysfunction
- **Company Operations**
  - Headquarters and Discovery Labs – Petach-Tikva, Israel
  - Drug Development & Clinical Operations – Boston, USA
- **Regional out-licensing deals; ~ $10M received**
  - Canada: for rheumatoid arthritis and psoriasis
  - Korea: for rheumatoid arthritis

From Concept to Technology


Why Cancer Does Not Metastasize to Muscle?
?
Muscle
Small Molecules
Cancer or Inflammatory Cell
Apoptosis
(Cell Death)
A3 Adenosine Receptor (A3AR)

Platform Technology

- **Therapeutic Target**
  - A_3 adenosine receptor (A_3AR)
  - Highly expressed in inflammatory and cancer cells
- **Drug product**
  - Small molecules
  - Orally bioavailable drugs
- **Therapeutic Effect**
  - Anti-inflammatory and anti-cancer effects in Phase II studies; Excellent safety profile
- **A_3AR is utilized as Predictive Biomarker**
  - Used to predict patient's response to the drug


Inflammatory / Tumor Cells
Normal Cells
A3 Adenosine Receptor (A3AR)

Targeted therapy, specifically aimed at diseased cells

Drug Development Pipeline

Indication/Drug	Pre-clinical	Phase I	Phase II	Phase III
Inflammation				
Psoriasis – CF101				In preparation
Rheumatoid Arthritis – CF101				In preparation
Oncology				
Liver Cancer – CF102			On-going	
Sexual Dysfunction				
CF602	On-going			
Ophthalmology				
Glaucoma – CF101			On-going	

Operated by our subsidiary OphthaliX (OTCQB: OPLI)

Corporate Partnerships

Regional out-licensing deals - ~$10 million received to date

KWANG DONG PHARMACEUTICAL CO., LTD. [Traded on South Korean Stock Exchange (Ticker: A009290)]

- Exclusive regional license to develop and commercialize CF101 for the treatment of rheumatoid arthritis in Korea
- Up to $1.5 M in upfront and milestone payments ($0.5M received to date)
- 7% royalties. Such payments are subject to development and marketing milestones

cipher PHARMACEUTICALS INC [Traded on Nasdaq (Ticker: CPHR); TSX: (Ticker: CPH]

- Exclusive regional license to distribute CF101 for the treatment of rheumatoid arthritis and moderate to severe psoriasis in Canada
- Up to CDN$3.65M in upfront and milestone payments (CDN$1.65M received to date)
- 16.5% royalties.

CF101 – Anti-Inflammatory Effect

Properties

- Highly Selective A_3AR Agonist
- Nucleoside derivative
- Molecular weight - 510.29
- Water insoluble
- Orally bioavailable
- Half life time in blood – 8-9 hours
- Is not metabolized in the body

(secreted unchanged)



I
NH
N
N
N
N
CH_3NHCO
O
H
H
OH
OH

Fishman et al. Drug Discovery Today 17:359-366. 2011.

Anti-Inflammatory Effect

Proof of concept in pre-clinical pharmacology studies:

- Rheumatoid Arthritis
- Osteoarthritis
- Inflammatory Bowel Disease
- Uveitis

Mechanism of Action



CF101
PI3K
PKB/Akt
Wnt
NF-kB
GSK-3β
IKK
β-catenin
Lef/Tcf
NF-kB
PARP
TNF
Apoptosis

A_3 Adenosine Receptor (A_3AR)

Rheumatoid Arthritis - Positive Data from Phase II Study

Phase IIb study, Placebo controlled; 79 patients; enrolled based on the A3 Adenosine receptor biomarker



All Patients
ACR Response Rates
80%
60%
40%
20%
0%
p=0.035
0
4
8
12
Treatment week
CF101
Placebo
ACR20
ACR50
ACR70



Patients with No Prior Systemic Therapy *
ACR Response Rates
80%
60%
40%
20%
0%
CF101 (n=8)
Placebo (n=8)
ACR20
ACR50
ACR70

A Phase III study design has been completed

*MTX, Biological Drugs

CAN-FITE BioPharma Ltd.

CF101 - Psoriasis

Phase II/III - Study Protocol

- Double-blind, placebo-controlled study to test efficacy of CF101 in 320 patients with moderate-to-severe plaque psoriasis
- 3 arms: 1 mg, 2 mg and of CF101 and placebo
  - All patients receiving placebo were switched to either

    1 mg or 2 mg CF101 after 12 weeks
- Study duration initially 24 weeks, subsequently extended to 32 weeks
- Interim analysis after 103 patients

Primary End Point

- PASI 75 after 12 weeks
- Safety parameters



Before
After



Study Scheme
1 mg
1 mg
R
2 mg
2 mg
Placebo
1 mg
2 mg
0
12
24

CANFITE BioPharma Ltd.

Psoriasis – Data from Phase II/III Study

The study did not achieve the primary endpoint of PASI 75 at 12 weeks; Excellent safety profile in all tested dosages; Positive linear data on Weeks 12 to 32

Significant Linear Effect of CF101 on PASI Scores through 32 Weeks of Treatment



PASI 50
PASI 75
PASI 90
PASI 100
* P<0.05 from W16
63.5
35.3
24.7
10.6
PASI (% of patients)
70%
60%
50%
40%
30%
20%
10%
0%
0
4
8
12
16
20
24
28
32
Treatment Week

PASI 90 Response in Treatment-Naïve Patients*

Statistically Significant Linear PASI 90 Response



30%
25%
20%
15%
10%
5%
0%
PASI 90 (% of patients)
No prior systemic therapy
Prior systemic therapy
26.9%
P=0.026
13.7%
16
20
24
28
32
Treatment Week (Open Label Period)

*MTX, Biological Drugs

CAN-FITE BioPharma Ltd.

Psoriasis – Positive Linear Data on Weeks 12 to 32

- **PASI 75** - 35.3% by 32 weeks of treatment; linear response
- **PASI mean percent improvement** - 57% ($p<0.001$); linear from 16 to 32 weeks.
- **PASI 90 and PASI 100** – 24.7% and 10.6%, respectively by 32 weeks of treatment; linear increase.
- **Historical placebo responses** - very rare at PASI 90 and PASI 100.
- **Systemic treatment-naive patients** - efficacy appears particularly high with PASI 90 scores achieved in 26.9% of patients previously untreated with systemic therapy vs. patients previously treated with systemic therapy ($p<0.026$).

CF101 Compares Favorably To Celgene's Otezla®

Otezla®



Otezla (apremilast) Phase III Data
Period A
Period B
(All Patients on Apremilast 30 mg BID)
Placebo
Placebo/Apremilast
Apremilast
Patients Achieving PASI-75 Response (%)
0
10
20
30
40
50
0 2 4 6 8 10 12 14 16 20 24 28 32
Study Week
Papp, MD, PhD, K et al, March 2014: American Academy of Dermatology

CF101

Statistically significant cumulative and linear improvement during weeks 16 to 32.



CF101 Phase II Data
PASI 75
* P<0.05 from W16
35.3
No plateau at 32 wks
PASI (% of patients)
0%
10%
20%
30%
40%
50%
0 4 8 12 16 20 24 28 32
Treatment Week

- Otezla® efficacy plateaus at 16 weeks (PASI-75 ≈ 33%)
- CF101 shows no visible plateau at 32 weeks (PASI-75 = 35.3%)
- Otezla® sales in Q2 2015 were $90 million, up 49% sequentially (Source: Celgene Q2 2015 press release)
- Analysts think the peak sales for the drug are $2.3 billion (DRUGANALYST LTD)

CF101 Compares Favorably To Celgene's Otezla

	PASI Improvement from Baseline	PASI 90	PASI 100
CF101, Can-Fite	57.1% at week 32 no plateau at week 32	24.7% at week 32 no plateau at week 32	10.6% at week 32 no plateau at week 32
Otezla, Celgene	~57% at week 24 start to plateau at week 20	11.4% at week 16 16.7% at week 24	Not analyzed as there were too few participants at week 16
Placebo (historical)	Unknown	0.0%	0.0%

Phase II/III Safety Data– Comparable to Placebo

	CF101 2 mg BID	Placebo BID
Vital Signs	No significant change	No significant change
ECG	No significant change	No significant change
Clinical Laboratory	No significant change	No significant change
Any Adverse Event (AE)	25.5%	19.6%
Infection AE	6.9%	8.8%
"Related" AE	6.9%	4.1%
Moderate-Severe AE	7.6%	5.4%
Withdrawal due to AE	0.0%	0.7%

CF101 Continues to Show an Excellent Safety Profile

CF102 – Anti-Cancer

Properties

- Highly Selective A3AR Agonist
- Nucleoside derivative
- Molecular weight - 544.73
- Water insoluble
- Orally bioavailable
- Half life time in blood – 12 hours



I
NH
N
N
N
N
Cl
CH$_3$NHCO
O
H
H
OH
OH

Anti-Cancer Effect

Proof of concept in pre-clinical pharmacology studies:

- Hepatocellular Carcinoma
- Colon Carcinoma
- Prostate Cancer
- Melanoma

Mechanism of Action



CF102
Wnt
NF-kB
PI3K
PKB/Akt
GSK-3β
β-catenin
Lef/Tcf
IKK
NF-kB
PARP
TNF
Apoptosis
A3 Adenosine Receptor (A3AR)

We are in discussions with potential partners for regions outside the U.S./EU

Liver Cancer – Phase II Global Study Ongoing

Phase II - Ongoing

Patient enrolment for a global Phase II study has been initiated and designed as follows:

- Second-Line Treatment
- Advanced Hepatocellular Carcinoma; Child-Pugh B
- 78 patients;
- US, Europe and Israel
- Primary end point: overall survival


APPROVED
Orphan Drug Designation

Phase I/II Positive Results

- Very favorable safety profile and lack of hepatotoxicity
- Prolongation of survival time
- Regression of skin tumor metastases
- Stable disease (22%)
- Proof of concept for A3AR utilization as a biomarker
- U.S. FDA Orphan Drug Approval (Feb 2012)


Median Overall Survival (months)
10
8
6
4
2
0
8.2
7.2
9.5
All
Sorafenib failure
Child_Pugh B

Stemmer et al. The Oncologist, 2012

CF602 – Sexual Dysfunction – A Safe Drug

Chemical Structure


Cl
HN
Cl
N
N
N
H
1*H*-Imidazo[4,5-c]quinolin-4-amine Derivatives

Properties

- A_3AR allosteric modulator
- Molecular weight – 411.34
- Water insoluble
- Orally bioavailable
- Belong to the family of imidazoquinoline derivatives

Current status

- Manufacturing of CF602 to be used in pre-clinical studies has been completed
- Pre-clinical studies – ongoing

Cohen et al. Mediators of Inflammation. 2015

CF602 – Improvement of Erectile Dysfunction

Diabetic Rat Model

Intra-cavernous pressure (ICP)/mean arterial pressure (MAP) ratios


Control 24h
CF 602 24h
Control 5d
CF 602 5d
0.3
0.2
0.1
0.0
ICP/MAP ratios
*
**

CF602 acts as a vaso-relaxant to promote smooth muscle relaxation and penile erection


Placebo
CF602

Histological evaluation using a Masson Trichrome stain for smooth muscle detection in Corpus Cavernous blood vessels in an erectile dysfunction model in diabetic rats

Equity Profile

Ticker on NYSE: CANF

Ticker on Israeli TASE: CFBI

Price of ADR: $1.77 (1 ADR = 2 Ordinary Shares)

52 Week Range: $1.46 - $5.83

Shares Out: 21.3M Ordinary Shares

Market Capitalization: ~$20M

Avg. Trading Volume (30 day): 103,763 ADRs

Cash as of June 30: $7,747,000

As of September 1, 2015

Spotlight on 12 Month Milestones

CF101 – Psoriasis (~$9B Opportunity)	
Reported Favorable Follow-Up Data from Phase II/III Study in Patients with Psoriasis	✓
Preparing Clinical Protocol For Phase III Study	H2-2015
CF101 – Rheumatoid Arthritis (~$38B Opportunity)	
Reported Positive Data From Phase IIb Trial in Treatment-Naïve Patients with RA and High Levels of A_3AR Expression	✓
Submission of Phase III RA Clinical Protocol To IRB (U.S. & EU)	Q4-2015
CF102 – Liver Cancer (~$2B Opportunity)	
Complete Patient Enrollment in Phase II Study	H1-2016
CF602 – Sexual Dysfunction (~$2.6B Opportunity)	
Presented Preclinical Data Showing Proof-of-Concept In Animal Model of Erectile Dysfunction	✓
File U.S. IND / Initial Phase I Study	H1-2016
OphthaliX (~$3B Opportunity)	
Entered Into Acquisition Agreement With Medical Device Company – Improved Vision Systems, LTD (IVS)	✓
Report Data From Phase II Study In Glaucoma With CF101	H1-2016

CAN-FITE BioPharma Ltd.

*Sources: Visiongain estimates global psoriasis drug market will be $9b by 2018 and the global rheumatoid arthritis drug market will be $38b by 2017; Global Industry Analysts estimates the global liver cancer drug market at $2b in 2015; GlobalData estimates the global erectile dysfunction drug market at $2.6b by 2018 and the global glaucoma market to grow to $3 billion by 2023